MONETRAN LLC

STATEMENTS OF CASH FLOWS

for the period January 1 through December 31, 2019
(unaudited)

CASH AND CASH EQUIVALENTS, BEGINNING OF PERIOD	**$23,071.09**
	Jan - Dec 2019
OPERATING ACTIVITIES	
Net Income	**(43,404.60)**
Adjustments to reconcile Net Income to Net Cash provided by operations:	
Net cash provided by operating activities	**(43,404.60)**
FINANCING ACTIVITIES	
Accounts Payable	**-**
Sale of Class B units	$78,749.19
Net cash provided by (used in) Financing activities	**$78,749.19**
INVESTING ACTIVITIES	
Members' Investment	$0.00
Net cash provided by investing activities	**$0.00**
Cash and cash equivalents, end of period	**$58,415.68**

MONETRAN LLC

STATEMENTS OF CASH FLOWS

for the period March 26 (inception) through Dec 31, 2018

(unaudited)

	Mar - Dec 2018
OPERATING ACTIVITIES	
Net Income	$-10,963.05
Adjustments to reconcile Net Income to Net Cash provided by operations:	
Startup Costs	-$8,188.07
Total Adjustments to reconcile Net Income to Net Cash provided by operations:	**-$8,188.07**
Net cash provided by operating activities	**-$19,151.12**
FINANCING ACTIVITIES	
Accounts Payable	$1,500.00
Members' Equity	$23,908.59
Net cash provided by Financing activities	**$25,408.59**
INVESTING ACTIVITIES	
Owners' Investment	$9,288.07
Fidelity Asset Account	-$9,563.18
Net cash provided by investing activities	**-$275.11**
Net cash increase for period	**$5,982.36**